Via Facsimile and U.S. Mail
Mail Stop 6010

December 20, 2007

Mr. Robert DelVecchio
President and Chief Executive Officer
Assured Pharmacy, Inc.
17935 Sky Park Circle, Suite F
Irvine, California 92624

> **Re: Assured Pharmacy, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 4 filed November 28, 2007**
> **File No. 333-121288**

Dear Mr. DelVecchio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given the number of shares being offered relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to

conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should:

- File the registration statement for the "resale" offering at the time of each exercise and conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

- Register the transaction on a form that you can use for a primary offering;

- Identify the selling stockholders as underwriters; and

- Include the fixed price at which the underwriters will sell the securities for the duration of the offering.

Risk Factors, page 10

Risks Related to Our Business, page 18

If we fail to maintain an effective system of internal controls, we may not be …, page 13

2.   Please elaborate on your discussion here to clarify whether the areas of internal control were identified as material weaknesses, when the areas were identified, and the steps that you were undertaken to improve your internal controls to describe the specific steps being undertaken to address each of the material weaknesses and significant deficiencies identified by your auditors

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

3.   Please refer to your response to our prior comment number 14. Please note that SFAS 123R applies to all share based compensation as defined therein that would appear to include restricted shares. We agree that you are still required to record expense as the services are rendered, but you are not allowed to include this contra-equity account. Please revise your presentation to comply with paragraph 74 of SFAS 123R.

1. Organization and Basis of Presentation, page F-7

4.   Please refer to your response to our prior comment number 15. Your disclosure does not state how the purchase was allocated to the assets acquired. Please revise your disclosure to comply with paragraph 51(e) of SFAS 141. Further, please tell us how you apparently concluded that the purchase price should not be allocated to other assets and liabilities in existence at the acquisition date. Additionally, please include the information provided in part (b) of your response letter so that the entire purchase price can be understood.

4. Line of Credit from a Related Party, page F-20

5.   Please refer to your response to our prior comment numbers 16 and 17. It is unclear how your analysis that the amounts were immaterial is supported under the analysis provided in Annex 16. Please tell us how you determined that the beneficial conversion feature for the line of credit was immaterial to the periods presented. Also include the conversion amounts of each draw that remain outstanding at year-end.

Licensor Note, page F-22

6.   Please refer to your response to our prior comments number 18 and 20. It remains unclear whey you do not address the fair value of the shares that were returned on the date of that return instead of just using the par value. At the time of the settlement, in theory the fair value of those shares was used to help decided what an appropriate settlement would be. Please clarify and include any references to the specific paragraphs within the authoritative literature upon which you relied in making this determination.

6. Equity Transactions, page F-26

Stock Options, page F-32

7.   Please refer to your response to our prior comment number 21. Specifically, please revise your disclosure to include the disclosures required by parts (c) through (e) and parts (g) through (k) of paragraphs A240- of SFAS 123R. If you feel that you have provided these disclosures, please demonstrate your compliance or explain why these disclosures are not applicable.

8.   Additionally, as previously requested in our prior comment number 21, please clarify whether the shares included in the table on page F-34 in the "Granted" line item for 2006 were really granted in that period.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert Steven Brown, Esq.
Reitler, Brown & Rosenblatt LLC
800 Third Avenue, 21st Floor
New York, NY 10022